Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Sun Life Financial Inc.

150 King Street West - 14th Floor

Toronto, ON M5H 3J9

Item 2	Date of Material Change

March 27, 2017

Item 3	News Release

The attached news release was issued through the facilities of the Canada News Wire on March 27, 2017.

Item 4	Summary of Material Change

Sun Life Financial announced three changes to Sun Life Financial’s Executive Team effective May 29, 2017:

•	Kevin Strain, currently President, Sun Life Financial Asia will become Executive Vice-President & Chief Financial Officer.

•	Claude Accum, currently Executive Vice-President & Chief Risk Officer, will assume the role of President, Sun Life Financial Asia.

•	Colm Freyne, currently Executive Vice-President & Chief Financial Officer, will become Executive Vice President & Chief Risk Officer.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Melissa J. Kennedy

Executive Vice-President, Chief Legal Officer & Public Affairs

Tel. No. 416-979-9966

Item 9	Date of Report

March 28, 2017

Sun Life Financial Announces Executive Changes

Company leverages deep experience of Executive Team, shifting three portfolios

TORONTO, ON - (March 27, 2017) - Dean Connor, President and Chief Executive Officer of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced the following three changes to Sun Life Financial’s Executive Team effective May 29, 2017:

Kevin Strain, currently President, Sun Life Financial Asia, will become Executive Vice-President & Chief Financial Officer.

Claude Accum, currently Executive Vice-President & Chief Risk Officer, will assume the role of President, Sun Life Financial Asia.

Colm Freyne, currently Executive Vice-President & Chief Financial Officer, will become Executive Vice President & Chief Risk Officer.

“Today’s announcement speaks to the depth and breadth of our leadership team, and supports continued execution of our Four Pillar strategy. Kevin, Claude and Colm each possess extensive Sun Life experience that will serve us well as they take on their new portfolios,” said Dean Connor, President and Chief Executive Officer, Sun Life Financial. “These moves also highlight our ongoing focus on developing our people, including the unique experiences that come with operating businesses in diverse geographies around the world.”

The following executives will continue to serve as members of Mr. Connor’s Executive Team:

•	Kevin Dougherty, President, Sun Life Financial Canada
•	Dan Fishbein, President, Sun Life Financial U.S.
•	Steve Peacher, President, Sun Life Investment Management
•	Carrie Blair, Executive Vice-President, Chief Human Resources & Communications Officer
•	Melissa Kennedy, Executive Vice-President, Chief Legal Officer & Public Affairs
•	Mark Saunders, Executive Vice-President & Chief Information Officer

“I’m privileged to work alongside such a talented Executive Team, one where each member is tremendously committed to our Clients and to our goal to be one of the best insurance and asset management companies in the world,” Connor concluded.

Current biographies and photographs of Sun Life’s Executive Team are available at: www.sunlife.com/leadershipteam

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2016, Sun Life Financial had total assets under management of $903 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:	Investor Relations Contact:
Simon Townsend	Greg Dilworth
Vice-President	Vice-President
Corporate Communications	Investor Relations
T. 416-204-3810	T. 416-979-6230
simon.townsend@sunlife.com	investor.relations@sunlife.com